nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

December 30, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:             Donald Field

Re:                nycaMedia, Inc.
   Amendment No. 3 to Registration Statement on Form S-1
   Filed December 14, 2011
   File No. 333-176720

Dear Mr. Field:

On behalf of nycaMedia, Inc., a Nevada corporation (the “Company”), and in response to your letter dated December 28, 2011, regarding the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (“Form S-1”) filed December 14, 2011with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 4 to Form S-1 (“Amendment No. 4”) on or about the date of this letter.   As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Prospectus Summary, page 4

Our Business, page 4

1.
We note your response to our prior comment 3 and reissue in part. We note your disclosure in the fourth paragraph that based on your current burn rate, you will run out of funds in January 2012 without additional capital. Please revise to disclose your current cash balance as of the most recent practicable date. Please also revise the fifth risk factor on page 6 and the Liquidity and Capital Resources section on page 24 accordingly.

Response:  The Company has revised its disclosure to provide its cash balance as of the most recent practicable date.  Additionally, the Company has revised the fifth risk factor on page 6 and the Liquidity and Capital Resources section on page 24 accordingly.

2.
We note your disclosure here and on page 24 that, as of September 30, 2011, you had a cash balance of $18,799, and that available funds are not sufficient to satisfy your working capital requirements for the next twelve months as your current monthly burn rate is approximately $10,000 per month. For balance and emphasis, please revise this disclosure to specifically state the financial statement consequences should you be unable to obtain additional financing.

Response:  The Company has revised its disclosure to specifically state financial statement consequences should it be unable to obtain additional financing.

3.	Discuss the uncertainties you face, such as your need to obtain additional financing, and whether these uncertainties raise substantial doubt about your ability to continue as a going concern.

Response:  The Company has revised its disclosure to discuss the uncertainties it faces, such as its need to obtain additional financing, and whether these uncertainties raise substantial doubt about its ability to continue as a going concern.

Note 1 – Basis of Presentation, page 33

4.
Please tell us what consideration you gave to presenting your financial statements on a liquidation basis given your cash burn rate. Specifically address how you determined, given your circumstances, that you had other alternatives to liquidation as of September 30, 2011.

Response:   The Company has given consideration to presenting its financial statements on a liquidation basis and does not believe that it is necessary as liquidation is not imminent.  A recent Technical Plan and Project Update issued by FASB relating to “Disclosures about Risks and Uncertainties and the Liquidation Basis of Accounting” defined liquidation as imminent if (a) a plan of liquidation has been approved by the entity’s owners or (b) the plan to liquidate is being imposed by other forces and it is remote that the entity will become a going concern in the future.   The Company does not fall under either of these definitions.  Additionally, the Company has been able to subsequently receive cash from its director and generate continued sales from its customers to pay for any immediate expenses.  The Company has revised its disclosure in Note 2 of the financial statements to include a Going Concern footnote noting that the Company had a working capital deficit and a net loss as of September 30, 2011.

5.	Please ensure the following disclosures are present throughout your filing, as applicable:
•	The basis of presentation (i.e., going concern or liquidation);
•	If the going-concern basis is used, a statement that the asset and liability carrying amounts do not purport to represent realizable or settlement values;
•	If the liquidation basis is used:
o	The methods used to estimate realizable and settlement values;
o	A statement, if applicable, that the estimated values may be different from actual amounts; and
o	An identification of any assets and liabilities that are not “revalued” and the reasons there for.
Refer to FRR 16 for guidance.

Response:  The Company has revised its disclosure to ensure that the following disclosures are present throughout its filing:
•	The basis of presentation (i.e., going concern); and
•	A statement that the asset and liability carrying amounts do not purport to represent realizable or settlement values.

Exhibit 23.1

6.	Please file an updated consent from your independent registered accountant with your next amendment.

Response:  The Company has included an updated consent from its independent registered accountant with Amendment No. 4.

Hopefully, this enclosed response letter and Amendment No. 4 adequately address the issues raised in your comment letter dated December 28, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

nycaMedia, Inc.

Michael Hawks
President, Secretary, Director